August 31, 2018

Via Edgar

United States Securities and Exchange Commission

Washington, D.C. 20549

Geoff Kruczek

Senior Attorney

Office of Information Technologies and Services

Re:	Vortex Brands, Inc.
Offering Statement on Form 1-A Filed July 30, 2018 File No. 024-10875

Ladies and Gentlemen:

On behalf of Vortex Brands, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 1 to the Company’s Registration Statement on Form 1-A (as amended, the “Form 1-A”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Offering Statement on Form 1-A Filed July 30, 2018

Offering Circular Cover Page, page 3

1.	Please reconcile your reference to a resale transaction with disclosure on page 14 and in Item 4 of Part I. Also, given the offering price per share, please clarify how there can be "no minimum number of shares required to be purchased."

Response: Revised to require investors to purchase at least 200 shares

This offering is being conducted by the Company . . ., page 9

2.	Please revise to clarify why it is necessary for an underwriter to confirm the accuracy of the disclosures in this document, as indicated in this risk factor.

Response: Revised to remove the language

Business of Registrant, page 17

3.	We note that you intend to conduct your operations through your subsidiary Blockchain Energy, Inc. Given your disclosure on page 17 that you intend to lease equipment to electric utilities, it is unclear how you will use blockchain technology in your leasing activities. Please revise to clarify how the name of your subsidiary reflects how you will use blockchain technology in your business. Please refer to Instruction to Item 1(a) of the Offering Circular portion of Form 1-A.

Response: revised to explain and clarify the use of blockchain.

4.	Please revise to clarify the exact status of development of the equipment you plan to sell, including whether you currently distribute and lease such equipment. Include in your revisions: what business activities have been conducted to date; how your equipment functions and addresses inefficient power consumption; and how you determined your product does what you claim, including that it is the "only technology" with the attributes you disclose.

Response: revised to explain and clarify the questions above.

5.	Please revise to describe the development of your business. Include in your response and revised disclosure the nature of your relationship with the entities referenced in the disclosures beginning on page 23. For example, we note that according to Form 8-Ks filed on January 18, 2018 by Intelligent Highway Solutions, it entered into transactions with other entities involving what appears to be the same technology described in this offering statement.

Response: revised to explain and clarify the relationship between the parties.

Preferred Series C Stock, page 28

6.	We note the number of Series C shares outstanding and that each of those shares is convertible into 100 shares of common stock. We also note that if this offering is fully subscribed, you will not have sufficient authorized stock to issue common stock if all Series C shares are converted. Please tell us what steps would need to be taken for all of the outstanding Series C shares to convert and whether there is a material risk to shareholders that you will have to increase your authorized shares to accommodate such conversions. Please also revise to clarify if the anti-dilution features referenced on page 29 will be triggered as a result of this offering.

Response: revised and amended articles to allow issuance of 3 billion shares of common stock.

Signatures, page 32

7.	Please ensure that your offering statement is signed by a majority of the members of your board of directors. Please also reconcile the disclosure here that Mr. Higley is your Principal Financial Officer with the disclosure on page 23 regarding Mr. Kirkland.

Response: revised accordingly

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Exhibits

8.	Refer to Exhibit 4.1. Please clarify the nature of the involvement of Allocation Media and Webb Interactive Services in this offering. Please also reconcile the reference on page 2 to "Tier 1" offering with your disclosure that this offering is "Tier 2" and that this offering is for common stock of Webb Interactive Services. Further, please clarify how you determined that paragraphs 3.d, 4.g, 4.j and 4.k are appropriate and consistent with the federal securities laws.

Response: revised to remove the Tier 1 language and modified to make reference to the company.

If you have additional comments or questions, please contact me at todd.higley@gmail.com

Sincerely, /s/ Todd Higley Todd Higley CEO Vortex Brands, Inc.

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